UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2017

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

On February 14, 2017, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2016 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects - Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.	The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

2.	Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the nine months ended December 31, 2016, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I.	Quarterly Consolidated Financial Statements

    (1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2016		As of December 31, 2016
Assets
Cash and Due from Banks		36,315,471		42,239,153
Call Loans and Bills Purchased		893,545		3,350,216
Receivables under Resale Agreements		7,805,798		9,310,323
Guarantee Deposits Paid under Securities Borrowing Transactions		3,407,390		4,783,893
Other Debt Purchased		2,979,797		2,737,380
Trading Assets		13,004,522		12,316,374
Money Held in Trust		175,638		252,372
Securities	*2	39,505,971	*2	33,668,600
Loans and Bills Discounted	*1	73,708,884	*1	77,590,637
Foreign Exchange Assets		1,447,743		1,955,482
Derivatives other than for Trading Assets		3,157,752		3,474,571
Other Assets		4,144,131		4,978,265
Tangible Fixed Assets		1,085,791		1,075,255
Intangible Fixed Assets		804,567		1,013,233
Net Defined Benefit Asset		646,428		686,895
Deferred Tax Assets		36,517		56,178
Customers’ Liabilities for Acceptances and Guarantees		4,798,158		5,350,103
Reserves for Possible Losses on Loans		(459,531)		(455,906)

Total Assets		193,458,580		204,383,032

	(Millions of yen)
	As of March 31, 2016	As of December 31, 2016
Liabilities
Deposits	105,629,071	117,403,443
Negotiable Certificates of Deposit	11,827,533	10,809,023
Call Money and Bills Sold	2,521,008	1,579,470
Payables under Repurchase Agreements	16,833,346	19,366,683
Guarantee Deposits Received under Securities Lending Transactions	2,608,971	1,703,370
Commercial Paper	1,010,139	817,561
Trading Liabilities	10,276,133	9,620,533
Borrowed Money	7,503,543	7,289,235
Foreign Exchange Liabilities	492,473	450,124
Short-term Bonds	648,381	249,471
Bonds and Notes	6,120,928	7,431,022
Due to Trust Accounts	5,067,490	4,532,960
Derivatives other than for Trading Liabilities	2,571,597	3,232,460
Other Liabilities	5,532,596	4,888,867
Reserve for Bonus Payments	62,171	35,992
Reserve for Variable Compensation	2,836	2,264
Net Defined Benefit Liability	51,514	54,255
Reserve for Director and Corporate Auditor Retirement Benefits	1,685	1,422
Reserve for Possible Losses on Sales of Loans	267	69
Reserve for Contingencies	5,271	4,885
Reserve for Reimbursement of Deposits	16,154	14,209
Reserve for Reimbursement of Debentures	39,245	33,079
Reserves under Special Laws	2,024	2,301
Deferred Tax Liabilities	414,799	328,728
Deferred Tax Liabilities for Revaluation Reserve for Land	67,991	67,155
Acceptances and Guarantees	4,798,158	5,350,103

Total Liabilities	184,105,335	195,268,698

Net Assets
Common Stock and Preferred Stock	2,255,790	2,256,275
Capital Surplus	1,110,164	1,134,449
Retained Earnings	3,197,616	3,515,270
Treasury Stock	(3,609)	(4,875)

Total Shareholders’ Equity	6,559,962	6,901,119

Net Unrealized Gains (Losses) on Other Securities	1,296,039	1,296,618
Deferred Gains or Losses on Hedges	165,264	33,796
Revaluation Reserve for Land	148,483	146,904
Foreign Currency Translation Adjustments	(53,689)	(88,398)
Remeasurements of Defined Benefit Plans	51,752	71,666

Total Accumulated Other Comprehensive Income	1,607,851	1,460,587

Stock Acquisition Rights	2,762	1,754
Non-controlling Interests	1,182,668	750,872

Total Net Assets	9,353,244	9,114,333

Total Liabilities and Net Assets	193,458,580	204,383,032

(2) Quarterly Consolidated Statement of Income and

      Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the nine months ended December 31, 2015		For the nine months ended December 31, 2016
Ordinary Income		2,385,807		2,395,600
Interest Income		1,069,570		1,052,662
Interest on Loans and Bills Discounted		697,965		697,429
Interest and Dividends on Securities		224,603		187,902
Fiduciary Income		38,112		35,238
Fee and Commission Income		546,463		540,438
Trading Income		216,540		242,502
Other Operating Income		238,893		281,723
Other Ordinary Income	*1	276,227	*1	243,036
Ordinary Expenses		1,615,897		1,819,816
Interest Expenses		308,247		409,628
Interest on Deposits		121,425		156,732
Fee and Commission Expenses		115,441		117,695
Trading Expenses		2,836		1,852
Other Operating Expenses		57,151		64,352
General and Administrative Expenses		1,008,415		1,079,276
Other Ordinary Expenses	*2	123,804	*2	147,010

Ordinary Profits		769,909		575,783

Extraordinary Gains	*3	20,355	*3	57,866
Extraordinary Losses	*4	3,731	*4	4,834

Income before Income Taxes		786,533		628,816

Income Taxes:
Current		144,349		139,651
Deferred		78,970		(43,146)

Total Income Taxes		223,320		96,504

Profit		563,213		532,311

Profit Attributable to Non-controlling Interests		43,722		27,655

Profit Attributable to Owners of Parent		519,491		504,655

      Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2016
Profit	563,213	532,311
Other Comprehensive Income	(216,137)	(145,220)
Net Unrealized Gains (Losses) on Other Securities	(222,776)	2,523
Deferred Gains or Losses on Hedges	22,551	(131,523)
Revaluation Reserve for Land	6	(6)
Foreign Currency Translation Adjustments	(10,609)	(23,131)
Remeasurements of Defined Benefit Plans	(1,675)	20,055
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(3,634)	(13,138)

Comprehensive Income	347,075	387,090

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	301,494	358,964
Comprehensive Income Attributable to Non-controlling Interests	45,581	28,126

Notes to Quarterly Consolidated Financial Statements

Change in scope of consolidation and change in scope of equity method

For the nine months ended December 31, 2016

(1)	Important changes in scope of consolidation

DIAM Co., Ltd., an affiliate under the equity method, and Mizuho Trust & Banking Co., Ltd., Mizuho Asset Management Co., Ltd. and Shinko Asset Management Co., Ltd., each a consolidated subsidiary of MHFG, integrated on October 1, 2016.

The integration was implemented through the following steps: (i) a merger between Mizuho Asset Management Co., Ltd. as surviving company and Shinko Asset Management Co., Ltd. as absorbed company; (ii) a company split between Mizuho Trust & Banking Co., Ltd. and Mizuho Asset Management Co., Ltd. (after the merger in (i) above) as successor company whereby rights and obligations attributed to the Asset Management Division of Mizuho Trust & Banking Co., Ltd. were transferred to Mizuho Asset Management Co., Ltd.; and (iii) a merger between DIAM Co., Ltd. as surviving company and Mizuho Asset Management Co., Ltd. as absorbed company. The company was renamed “Asset Management One Co., Ltd.” upon the integration.

During the third quarter ended December 31, 2016, Asset Management One Co., Ltd. and five other companies were newly included in the scope of consolidation as a result of the aforementioned integration.

During the third quarter ended December 31, 2016, Shinko Asset Management Co., Ltd. and one other company were excluded from the scope of consolidation as a result of the aforementioned integration.

(2)	Important changes in scope of equity method

During the third quarter ended December 31, 2016, DIAM Co., Ltd. and four other companies were excluded from the scope of equity method as a result of the aforementioned integration.

Changes in Accounting Policies

Application of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets”

MHFG has applied “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26, March 28, 2016) (hereinafter, the “Recoverability Implementation Guidance”) from the first quarter ended June 30, 2016 and partially revised the accounting method of recoverability of deferred tax assets.

The Recoverability Implementation Guidance has been applied in accordance with the transitional treatment set forth in Article 49(4) of the Recoverability Implementation Guidance. The differences between (i) the amounts of Deferred Tax Assets and Deferred Tax Liabilities when provisions applicable from ① to ③ of Article 49(3) of the Recoverability Implementation Guidance were applied as of April 1, 2016, and (ii) the amounts of Deferred Tax Assets and Deferred Tax Liabilities at the end of the fiscal year ended March 31, 2016, were added to Retained Earnings as of April 1, 2016.

As a result, Deferred Tax Assets (before offset) and Retained Earnings each increased by ¥1,426 million as of April 1, 2016.

Change in Presentation of Consolidated Financial Statements

Quarterly Consolidated Statement of Income

Refund of Income Taxes separately presented in the quarterly consolidated statement of income for the nine months ended December 31, 2015 has been included within Current Income Taxes from the nine months ended December 31, 2016 due to decreased materiality. To reflect this change in presentation, the quarterly consolidated financial statements for the nine months ended December 31, 2015 have been reclassified.

As a result of this, ¥(3,137) million presented in “Refund of Income Taxes” in the consolidated statement of income for the nine months ended December 31, 2015 has been reclassified as “Current Income Taxes.”

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business giving due regard to creating value for diverse stakeholders and realizing improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a performance-based stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The number of MHFG’s shares to be distributed will be determined pursuant to a performance evaluation based on the annual business plan.

A structure has been introduced for the distribution of MHFG’s shares under the Program, whereby the distribution will be deferred over three years, and the deferred portion will be subject to reduction or forfeiture depending on certain factors, including the performance of the Company Group or the relevant Directors, Executive Officers, and Specialist Officers.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of December 31, 2016 was ¥1,428 million for 9,000 thousand shares.

Notes to Quarterly Consolidated Balance Sheet

*1.	Non-Accrual, Past Due & Restructured Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2016	As of December 31, 2016
Loans to Bankrupt Obligors	24,315	40,165
Non-Accrual Delinquent Loans	396,720	376,004
Loans Past Due for Three Months or More	907	31,190
Restructured Loans	463,108	429,790
Total	885,052	877,152

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2016	As of December 31, 2016
1,039,783	1,112,468

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2016
Gains on Sales of Stocks	216,034	179,627

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2016
System Migration-related Expenses	26,229	30,920

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2016
Gains and losses on step acquisition	—	56,226

*4.	Extraordinary Losses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2016
Losses on Disposition of Fixed Assets	2,675	2,941
Losses on Impairment of Fixed Assets	708	1,615

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the nine months ended December 31, 2016. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the nine months ended December 31, 2015 and 2016 are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2016
Depreciation	119,584	121,775
Amortization of Goodwill	452	1,725

Changes in Net Assets

For the nine months ended December 31, 2015

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2015	Common Stock	98,452	4	March 31, 2015	June 4, 2015	Retained Earnings
The Board of Directors	Eleventh Series Class XI Preferred Stock	2,131	10	March 31, 2015	June 4, 2015	Retained Earnings

November 13, 2015	Common Stock	93,240	3.75	September 30, 2015	December 4, 2015	Retained Earnings
The Board of Directors	Eleventh Series Class XI Preferred Stock	1,440	10	September 30, 2015	December 4, 2015	Retained Earnings
For the nine months ended December 31, 2016 1. Cash dividends paid
Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 13, 2016	Common Stock	93,838	3.75	March 31, 2016	June 3, 2016	Retained Earnings
The Board of Directors	Eleventh Series Class XI Preferred Stock	989	10	March 31, 2016	June 3, 2016	Retained Earnings

November 14, 2016	Common Stock	95,173	3.75	September 30, 2016	December 6, 2016	Retained Earnings
The Board of Directors

(Note)	Cash dividends based on the resolution of the Board of Directors on November 14, 2016 include ¥33 million of cash dividends on MHFG shares held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments as of April, 2016. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.	Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

For the nine months ended December 31, 2015

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts)	491,400	301,300	299,800	455,200	39,400	38,803	1,625,903
General and administrative expenses (excluding Non-Recurring Losses)	495,200	136,800	169,500	134,600	22,700	48,243	1,007,043
Others	—	—	—	—	—	(17,777)	(17,777)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	(3,800)	164,500	130,300	320,600	16,700	(27,217)	601,082

(Notes)	1.	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the introduction of an in-house company system based on customer segments made in April, 2016, reclassification was made on the above table to reflect the relevant change.

For the nine months ended December 31, 2016

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts)	461,800	305,200	283,100	462,500	37,400	9,034	1,559,034
General and administrative expenses (excluding Non-Recurring Losses)	506,500	139,500	171,300	149,100	22,900	54,935	1,044,235
Others	—	—	—	—	—	(5,972)	(5,972)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	(44,700)	165,700	111,800	313,400	14,500	(51,873)	508,826

(Notes)	1.	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.	The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the nine months ended December 31, 2015 and 2016 are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2016
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	601,082	508,826
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	(1,372)	(35,040)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(24,825)	(21,208)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	15,438	27,165
Net Gains (Losses) related to Stocks	184,131	137,805
Net Extraordinary Gains (Losses)	16,623	53,032
Others	(4,544)	(41,763)

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	786,533	628,816

Business Combination, etc.

For the nine months ended December 31, 2016

DIAM Co., Ltd. (“DIAM”), an affiliate under the equity method, and Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Asset Management Co., Ltd. (“MHAM”) and Shinko Asset Management Co., Ltd. (“Shinko Asset Management”), each a consolidated subsidiary of MHFG (collectively, the “Integrating Companies”), entered into an integration agreement, after obtaining approval by resolutions adopted by their respective boards of directors on July 13, 2016. The integration became effective on October 1, 2016. The integration was implemented through the following steps: (i) a merger between MHAM as surviving company and Shinko Asset Management as absorbed company; (ii) a company split between MHTB and MHAM (after the merger in (i) above) as successor company whereby rights and obligations attributed to the Asset Management Division of MHTB were transferred to MHAM; and (iii) a merger between DIAM as surviving company and MHAM as absorbed company.

The following is an overview of the merger between DIAM as the surviving company and MHAM as the absorbed company.

(1)	Name of the acquired company, business type, date of the combination, legal form of the combination, name of the company after the combination, shareholding ratio based on economic interests (shareholding ratio based on voting rights), grounds for determination of the acquiring company, and major reasons for the combination

a.	Name of the acquired company	DIAM Co., Ltd.

b.	Business type	Investment Management, and Investment Advisory and Agency Business

c.	Date of the combination	October 1, 2016

d.	Legal form of the combination	A merger between DIAM as surviving company and MHAM as absorbed company

e.	Name of the company after the combination	Asset Management One Co., Ltd.

f.	Shareholding ratio based on economic interests (Shareholding ratio based on voting rights)	Shareholding ratio based on economic interests held before the combination	50.00%
		Shareholding ratio based on economic interests obtained on the combination date	20.00%
		Shareholding ratio based on economic interests after acquisition	70.00%
		The shareholding ratio based on voting rights has changed from 50.00% to 51.00%.

g.	Grounds for determination of the acquiring company	As MHFG, a shareholder of MHAM, which is the legal absorbed company, holds over half of the new company’s voting rights as a result of the merger, MHAM is the acquiring company and DIAM is the acquired company under the accounting standards for business combination.

h.	Major reasons for the combination	Based on the strong commitment of MHFG and Dai-ichi Life Holdings, Inc. (“Dai-ichi Life”) to strengthen and develop their respective asset management businesses, the New Company will aim to achieve significant development as a global asset management company, providing its customers with solutions of the highest standards by combining the asset management-related knowledge and experience accumulated and developed by each Integrating Company over many years, and taking full advantage of collaboration with both the MHFG Group and the Dai-ichi Life group. In order to establish a highly independent and transparent management framework, the New Company’s independent outside directors (Audit & Supervisory Committee members) will include professionals with a high level of expertise in the areas of asset management, legal affairs and accounting. In addition, the New Company will fulfill its fiduciary duties as a professional asset management firm and provide services and products that truly benefit its customers. Through these efforts, the New Company aims to become the most trusted and valued asset management company—meeting the needs of pension funds and corporate customers in terms of diversification and sophistication of their investments, as well as encouraging a shift “from saving to investment” in Japan through providing individual customers with high-quality products and services.

(2)	Period of the acquired company’s results included in the quarterly consolidated financial statements

From October 1, 2016 to December 31, 2016

(3)	Acquisition cost and its breakdown of the acquired company

Consideration for acquisition	Common stock of MHAM	¥100,948 million

Acquisition cost:		¥100,948 million

(4)	Merger ratio, calculation method, number of new shares to be issued, and gains and losses on the step acquisition

a.	Merger ratio

Company Name	DIAM Co., Ltd. (surviving company)	Mizuho Asset Management Co., Ltd. (absorbed company)
Merger Ratio	1	0.0154

The merger ratio has been calculated after combining shares of common stock and classified stock.

b.	Calculation method	In calculating the merger ratio, MHFG and Dai-ichi Life appointed a third-party for valuations respectively. Both companies made the final determination of the validity of the merger ratio based on the careful exchange of views between the two companies, taking into account the financial and asset situation of the two companies and other factors in a comprehensive manner, while using the third-party calculations as reference.

c.	Number of new shares to be issued	Common stock	490 shares
		Classified stock	15,510 shares

d.	Gains and losses on the step acquisition	¥56,226 million (included in Extraordinary Gains)

(5)	Amount, cause, amortization method and amortization period of Goodwill

a.	Amount of Goodwill incurred	¥53,357 million

b.	Cause	Difference between the amount corresponding to MHFG’s equity position in the acquired company and the acquisition cost

c.	Amortization method and amortization period of Goodwill	Amortization over a period of 20 years under the straight-line method

(6)	Amount and breakdown of Assets received and Liabilities undertaken on the combination date

a.	Assets	Total Assets	¥40,850 million

		Cash and Due from Banks	¥13,704 million

		Money Held in Trust	¥11,792 million

b.	Liabilities	Total Liabilities	¥9,655 million

		Other Liabilities	¥7,528 million

The amount allocated to Customer-Related Assets (see (7) b. below) and the related amount of Deferred Tax Liabilities have not been included in a. Assets and b. Liabilities, respectively.

(7)	Amount allocated to Intangible Fixed Assets other than Goodwill, breakdown by major type, and weighted-average amortization period in total and by major type

a.	Amount allocated to Intangible Fixed Assets	¥53,030 million

b.	Breakdown by major type

	Customer-Related Assets	¥53,030 million

c.	Weighted-average amortization period in total and by major type

	Customer-Related Assets	16.9 years

Securities

*	In addition to “Securities” on the quarterly consolidated balance sheet, Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. Unlisted stocks and others, the fair values of which are deemed extremely difficult to determine, are excluded.

1.	Bonds Held to Maturity

As of March 31, 2016

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	3,760,032	3,816,652	56,619
Foreign Bonds	1,057,542	1,056,557	(984)
Total	4,817,574	4,873,209	55,634

As of December 31, 2016

	(Millions of yen)
	Quarterly Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	3,309,986	3,350,380	40,393
Foreign Bonds	843,116	836,770	(6,345)
Total	4,153,102	4,187,150	34,047

(Note)	The fair value is based on market prices as of December 31, 2016 (March 31, 2016) and other data.

2.	Other Securities

As of March 31, 2016

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Stocks	1,847,182	3,457,627	1,610,444
Bonds	18,737,977	18,874,484	136,507
Japanese Government Bonds	15,670,031	15,765,873	95,841
Japanese Local Government Bonds	234,586	240,680	6,093
Short-term Bonds	99	99	—
Japanese Corporate Bonds	2,833,259	2,867,831	34,571
Other	12,208,667	12,343,583	134,915
Foreign Bonds	9,678,529	9,719,598	41,068
Other Debt Purchased	345,607	348,919	3,311
Other	2,184,530	2,275,065	90,534
Total	32,793,827	34,675,695	1,881,867

As of December 31, 2016

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Stocks	1,738,381	3,579,553	1,841,172
Bonds	13,999,529	14,036,364	36,835
Japanese Government Bonds	10,884,101	10,901,290	17,188
Japanese Local Government Bonds	292,052	297,229	5,177
Short-term Bonds	99	99	—
Japanese Corporate Bonds	2,823,274	2,837,744	14,470
Other	11,964,314	11,934,545	(29,769)
Foreign Bonds	9,219,136	9,058,320	(160,816)
Other Debt Purchased	274,724	276,527	1,803
Other	2,470,454	2,599,698	129,243
Total	27,702,224	29,550,464	1,848,239

(Notes)	1.	Unrealized Gains (Losses) include ¥26,715 million and ¥20,174 million, which were recognized in the statements of income for the year ended March 31, 2016 and the nine months ended December 31, 2016, respectively, by applying the fair-value hedge method.
	2.	As for the quarterly consolidated balance sheet amount (consolidated balance sheet amount), fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price, or other reasonable value during the last month of the nine months ended December 31, 2016 (last month of the fiscal year ended March 31, 2016), and fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value as of December 31, 2016 (March 31, 2016).
	3.	Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the nine months ended December 31, 2016 (the fiscal year ended March 31, 2016) (impairment (devaluation)), if the fair value (primarily the closing market price as of December 31, 2016 (March 31, 2016)) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2016 was ¥9,161 million.

The amount of impairment (devaluation) for the nine months ended December 31, 2016 was ¥1,241 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

• Securities whose fair value is 50% or less of the acquisition cost

• Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

	4.	Floating-rate Japanese Government Bonds

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value on the quarterly consolidated balance sheet (consolidated balance sheet).

In deriving the reasonably calculated prices, we used the Discounted Cash Flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2016

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	2,578	2,578	—

As of December 31, 2016

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	2,895	2,895	—

Derivatives Information

(1)	Interest Rate-Related Transactions

As of March 31, 2016

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	31,175,328	(8,003)	(8,003)
	Options	925,860	(48)	(191)
Over-the-Counter	FRAs	25,263,855	(7,105)	(7,105)
	Swaps	974,012,524	219,860	219,860
	Options	15,668,365	(95,242)	(95,242)
Inter-Company or Internal Transactions	Swaps	15,950,267	(132,078)	(132,078)

Total		—	(22,617)	(22,760)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

As of December 31, 2016

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	21,557,739	(5,256)	(5,256)
	Options	1,453,063	149	(95)
Over-the-Counter	FRAs	40,766,097	(5,919)	(5,919)
	Swaps	862,895,230	288,850	288,850
	Options	14,073,445	(101,811)	(101,811)
Inter-Company or Internal Transactions	Swaps	17,939,604	(6,706)	(6,706)

Total		—	169,305	169,061

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2016

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	94,095	(20)	(20)
Over-the-Counter	Swaps	42,725,365	81,081	67,031
	Forwards	88,458,808	155,743	155,743
	Options	6,016,845	(47,531)	(49,912)
Inter-Company or Internal Transactions	Swaps	4,031,159	(183,406)	(17,723)
	Forwards	149,337	869	869

Total		—	6,736	155,987

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•       Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of December 31, 2016

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	93,107	—	—
Over-the-Counter	Swaps	44,958,844	5,134	73,714
	Forwards	105,524,072	53,333	53,333
	Options	5,279,815	(30,293)	(34,691)
Inter-Company or Internal Transactions	Swaps	3,964,961	(92,213)	(9,801)
	Forwards	137,699	6,490	6,490

Total		—	(57,549)	89,045

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•       Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

(3)	Stock-Related Transactions

As of March 31, 2016

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	374,083	(340)	(340)
	Index Futures Options	1,540,882	(12,485)	69
Over-the-Counter	Equity Linked Swaps	157,043	28,065	28,065
	Options	851,204	(4,958)	(6,298)
	Other	331,143	13,250	13,250

Total		—	23,530	34,745

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

As of December 31, 2016

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	1,023,437	2,812	2,812
	Index Futures Options	2,153,274	(102,291)	(9,312)
Over-the-Counter	Equity Linked Swaps	241,244	11,670	11,670
	Options	953,716	(12,732)	(16,220)
	Other	447,751	32,390	32,390

Total		—	(68,151)	21,340

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

(4)	Bond-Related Transactions

As of March 31, 2016

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	1,220,803	930	930
	Futures Options	323,092	226	(120)
Over-the-Counter	Options	903,279	(70)	(77)

Total		—	1,086	732

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of December 31, 2016

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	2,629,910	3,164	3,164
	Futures Options	878,768	(258)	(212)
Over-the-Counter	Options	1,094,238	102	(30)

Total		—	3,008	2,920

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

(5)	Commodity-Related Transactions

As of March 31, 2016

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	6,192	(19)	(19)
Over-the-Counter	Swaps	230	0	0
	Options	320,350	4,143	4,143

Total		—	4,124	4,124

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of December 31, 2016

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	12,533	271	271
Over-the-Counter	Swaps	5,515	1	1
	Options	309,098	1,881	1,881

Total		—	2,154	2,154

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(6)	Credit Derivative Transactions

As of March 31, 2016

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	4,958,086	6,805	6,805

Total		—	6,805	6,805

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of December 31, 2016

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	4,197,377	(617)	(617)

Total		—	(617)	(617)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the nine months ended December 31, 2015	For the nine months ended December 31, 2016
(1) Net Income per Share of Common Stock	Yen	20.91	19.97
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	519,491	504,655
Amount not attributable to Common Stock	Millions of yen	1,440	—
Cash Dividends on Preferred Stock	Millions of yen	1,440	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	518,050	504,655
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	24,767,389	25,259,486

(2) Diluted Net Income per Share of Common Stock	Yen	20.46	19.88
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	1,440	—
Cash Dividends on Preferred Stock	Millions of yen	1,440	—
Increased Number of Shares of Common Stock	Thousands of shares	619,574	121,757
Preferred Stock	Thousands of shares	601,534	110,154
Stock Acquisition Rights	Thousands of shares	18,039	11,603
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Note)	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the period is 5,018 thousand.

Subsequent Events

There is no applicable information.

II.	Others

At the meeting of the Board of Directors held on November 14, 2016, the interim cash dividends for the 15th term were resolved as follows:

Total amount of interim cash dividends	¥95,173 million
Interim cash dividends per share
Common Stock	¥3.75
Effective date and starting date of dividend payments	December 6, 2016